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                         OPINION RESEARCH CORPORATION



September 13, 1996



Dear Opinion Research Corporation Stockholders:

On September 13, 1996, your Board of Directors announced the adoption of a Stockholder Rights Plan. This letter describes the Plan and explains our reasons for adopting it. Also we are enclosing a document captioned "Summary of Rights to Purchase Series A Junior Participating Preferred Stock" which provides more detailed information about the Plan, and we urge you to read it carefully.

The Plan is intended to protect your interests in the event the Company is confronted with coercive or unfair takeover tactics. The Plan contains provisions to safeguard you in the event of an unsolicited offer to acquire the Company, whether through a gradual accumulation of shares in the open market, a partial or two-tiered tender offer that does not treat all stockholders equally, or other abusive takeover tactics which are common in today's environment and which your Board believes are not in the best interests of the Company's stockholders. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

Hundreds of publicly-held companies have adopted Rights Plans similar to the one we have adopted. We consider these Rights Plans to be the best available means of protecting your right to retain your equity investment in ORC and the full value of that investment, while not foreclosing a fair acquisition bid for the Company.

The Plan is not intended to prevent a takeover of the Company and will not do so. The Plan is designed to deal with the very serious problem of unilateral actions by hostile acquirors which are calculated to deprive the Company's board and its stockholders of their ability to determine the destiny of the Company. However, the mere declaration of the rights dividend should not affect any prospective offeror willing to make an all cash offer at a full and fair price and to negotiate with your Board of


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Opinion Research Corporation Stockholders
September 13, 1996
Page 2

Directors and certainly will not interfere with a merger or other business combination transaction approved by your Board of Directors.

The Rights are not being distributed in response to any effort to acquire control of the Company and the Board is not aware of any such effort. The Plan has been adopted in order to assure the ability of the Board to protect your interests.

The Rights may generally be redeemed by the Company at $.001 per Right prior to the time any person or group has acquired 20% or more of the Company's shares, and thus they should not interfere with any merger or other business combination approved by the Board. Persons who at the time the Plan was implemented already controlled 20% or more of the Company's shares are exempt.

Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable to the Company or to you, and will not change the way in which you can currently trade the Company's shares. As explained in detail in the enclosed "Summary", the Rights will only be exercisable if and when a situation arises which triggers their effectiveness. They will then operate to protect you against being deprived of your right to share in the full measure of your Company's long-term potential.

Your Board was aware when it acted that some people have advanced arguments that securities of the sort we are issuing deter legitimate acquisition proposals.
We carefully considered these views and concluded that the arguments are speculative and do not justify leaving stockholders without this protection against unfair treatment by an acquiror -- who, after all, is seeking his own advantage, not yours. Your Board believes that these Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

The Rights will be issued on October 3, 1996 to stockholders of record on that date, and will expire in ten years. Initially, the Rights will not be exercisable, certificates will not be sent to you, and the Rights will automatically trade with the Common Stock. However, ten days after a person or group either acquires 20% or more of the Company's Common Stock, or commences a tender offer that would result in such person or group


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Opinion Research Corporation Stockholders
September 13, 1996
Page 3

owning 20% or more or the outstanding shares, the rights will become exercisable and separate certificates representing the Rights will be distributed. We expect that the Rights would begin to trade independently from the Company's shares at that time. At no time will the Rights have any voting power.

When the rights first become exercisable, a holder will be entitled to buy from the Company one one-thousandth of a share of a new Series A Junior Participating Preferred Stock of the Company at a purchase price of $25. If a person acquires 20% or more of the Company's Common Stock (other than pursuant to a fair tender or exchange offer), each Right not owned by such person would become exercisable for Common Stock of the Company (or, in certain circumstances, cash, property or other securities of the Company) having a market value equal to four times the exercise price of the Right. For example, if at the time of the acquisition the company's stock has a per share value of $5, the holder of each Right not owned by the acquiring person would be entitled to receive twenty shares of the Company's Common Stock for $25; i.e., at a 75% discount.

While, as noted above, the distribution of the Rights will not be taxable to you or the Company, stockholders may, depending upon their individual circumstances, recognize taxable income when the Rights become exercisable.

We have made progress in the last few years, and we see the opportunity for further growth ahead. Building our basic business for the future and striving to maximize stockholder values are the preeminent goals of you management and Board of Directors.

Sincerely,

/s/ Michael R. Cooper
- -----------------------
Michael R. Cooper, PhD.
Chairman and Chief Executive Officer


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                         SUMMARY OF RIGHTS TO PURCHASE
                 SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

     On September 13, 1996, the Board of Directors of Opinion Research Corporation (the "Company") adopted a Shareholder Rights Plan, providing that one right (a "Right") shall be attached to each share of common stock, par value $0.01 per share, of the Company (the "Common Stock"). Each Right entitles the registered holder to purchase from the Company a unit (a "Unit") consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Stock"), at a Purchase Price of $25.00 per Unit (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement (the "Rights Agreement"), dated as of September 13, 1996, between the Company and StockTrans, Inc., a Pennsylvania corporation, as Rights Agent (the "Rights Agent").

     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificate will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons, other than an Exempted Person (as defined below), (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") or (ii) ten (10) business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     Any person who, together with all affiliates and associates of such person, is the beneficial owner of Common Stock, options and/or warrants exercisable for shares of Common Stock representing 20% or more of the shares of Common Stock outstanding on the date the Board of Directors authorizes the rights dividend (the "Rights Dividend Declaration Date"), will be an "Exempted Person." In addition, any person who, together with all affiliates and associates of such person, becomes the beneficial owner


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of Common Stock, options and/or warrants exercisable for shares of Common Stock representing 20% or more of the shares of Common Stock then outstanding as a result of a purchase by the Company or any of its Subsidiaries of shares of Common Stock will also be an "Exempted Person." However, any such person will no longer be deemed to be an Exempted Person and will be deemed to be an Acquiring Person if such person, together with all affiliates and associates of such person, becomes the beneficial owner, at any time after the date such person became the beneficial owner of 20% or more of the then outstanding shares of Common Stock, of additional securities representing 1000 or more shares of Common Stock, except if such additional securities are acquired (x) pursuant to the exercise of options or warrants to purchase Common Stock outstanding and beneficially owned by such person as of the date such person became the beneficial owner of 20% or more of the then outstanding shares of Common Stock or as a result of an adjustment to the number of shares of Common Stock for which such options or warrants are exercisable pursuant to the terms thereof, or
(y) as a result of a stock split, stock dividend or the like. A purchaser, assignee or transferee of the shares of Common Stock (or options or warrants exercisable for Common Stock) of an Exempted Person will not thereby become an Exempted Person.

      The Rights are not exercisable until the Distribution Date and will expire at the close of business on October 3, 2006 unless earlier redeemed by the Company as described below.

      As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock prior to the Distribution Date will be issued with Rights.

      In the event that an Acquiring Person, other than an Exempted Person, becomes the beneficial owner of 20% or more of the then outstanding shares of Common Stock (unless such acquisition is made pursuant to a tender or exchange offer for all outstanding shares of the Company, at a price determined by a majority of the independent directors of the Company who are not representatives, nominees, Affiliates or Associates of an Acquiring Person to be fair and otherwise in the best interest of the Company and its stockholders), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company), having a value equal to four times the Exercise Price of the Right. The Exercise


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Price is the Purchase Price times the number of shares of Common Stock associated with each Right (initially, one). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph (the "Flip-In Events"), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any of the Flip-In Events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

     In the event that following the Stock Acquisition Date, (i) the Company engages in a merger or business combination transaction in which the Company is not the surviving corporation (other than a merger that follows a tender offer determined to be fair to the stockholders of the Company, as described in the preceding paragraph); (ii) the Company engages in a merger or business combination transaction in which the Company is the surviving corporation and the Common Stock is changed or exchanged; or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise of the Right, common stock of the acquiring company having a value equal to four times the Exercise Price of the Right.


     The Purchase Price and the number of Units of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

     At any time until twenty (20) days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a


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price of $0.001 per Right.  Under certain circumstances, the decision to redeem shall require the concurrence of a majority of the Continuing Directors (as defined below). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

     The term "Continuing Director" means any member of the Board of Directors of the Company who was a member of the Board prior to the adoption of the Rights Plan and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company as set forth above.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interest of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; PROVIDED, HOWEVER, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

     A copy of the Rights Agreement is being filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Company. This Summary of Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.